                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                   FORM 11-K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 1995.

                            OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from __________ to __________.

Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Quanex Corporation Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas  77027
         Phone:  (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Quanex Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Employee Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1995 and (2) 5% reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
- --------------------------
DELOITTE & TOUCHE LLP


May 3, 1996

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31,
                                                  ----------------------------
                                                     1995             1994
                                                  ----------       -----------

Assets:
      Investments at fair value  -
      Mutual fund assets:
           Fidelity Puritan Fund                  $ 6,212,219       $ 4,833,853
           Fidelity Magellan Fund                   8,297,683         6,361,895
           Fidelity Contrafund                      1,126,654           283,117
           Fidelity Growth and Income Fund          2,098,750         1,135,850
           Fidelity Overseas Fund                   1,573,296         1,573,029
           Fidelity Balanced Fund                     158,122           111,318
           Fidelity Government Money Market Fund   10,910,320         8,981,007
      Quanex Corporation common stock               1,519,737         1,418,636
      Common/commingled trust                       1,244,993           471,972
                                                  -----------       -----------
                                                   33,141,774        25,170,677
      Deposits with insurance company,
      at contract value                                     -           896,472
                                                  -----------       -----------
              Total                                33,141,774        26,067,149
                                                  -----------       -----------

      Employee contributions receivable               449,920           450,534
      Employer contributions receivable               128,560           150,335
                                                  -----------       -----------
              Total                                   578,480           600,869
                                                  -----------       -----------
Net assets available for benefits                 $33,720,254       $26,668,018
                                                  ===========       ===========


                      See notes to financial statements.

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                          December 31,
                                               -------------------------------
                                                    1995              1994
                                               -----------         -----------
Investment income:
      Interest and dividends                    $1,708,988          $1,203,950
      Net appreciation (depreciation) in
        fair value of investments                2,926,558            (532,717)
                                               -----------         -----------
              Total                              4,635,546             671,233
                                               -----------         -----------
Contributions:
      Employer                                     969,303             892,899
        Less forfeitures                             8,913               9,282
                                               -----------         -----------
                                                   960,390             883,617

      Employee                                   3,734,966           3,231,908
                                               -----------         -----------
              Total                              4,695,356           4,115,525
                                               -----------         -----------
              Total additions                    9,330,902           4,786,758


Benefit payments                                 2,278,666           1,637,977
                                               -----------         -----------
Increase in net assets available
  for benefits                                   7,052,236           3,148,781

Net assets available for benefits:
      Beginning of year                         26,668,018          23,519,237
                                               -----------         -----------
      End of year                              $33,720,254         $26,668,018
                                               ===========         ===========





                      See notes to financial statements.

                               QUANEX CORPORATION
                             EMPLOYEE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994

A.       THE PLAN
         The following brief description of the Quanex Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         1. General. The Plan became effective April 1, 1986, as amended and restated effective January 1, 1989, and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which employees of the Company and its subsidiaries, excluding its Nichols-Homeshield divisions and those Quanex employees who are covered by a collective bargaining agreement, are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Board of Directors of the Company, serves as the Plan administrator.

         2. Contributions. Participants may elect to contribute up to 15% of their pre-tax annual compensation or up to 15% of their after-tax annual compensation limited to 15% of considered compensation as defined by the Plan agreement. The Company matches 50% of the employee's contribution up to, but not in excess of, 2.5% of the employee's annual compensation.

         3. Participants Account--Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of investment income, which is based on the participant's account balance as of the end of the period in which the income is earned.

         4. Investment Options--The Plan offers the following investment funds, all managed by the Trustee, as follows:

                 Government Money Market Fund--composed of short-term government obligations.

                 Puritan Fund--invested and reinvested in common and preferred stocks and bonds.

                 Magellan Fund--invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Growth and Income Fund--invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Overseas Fund--invested and reinvested in foreign securities.

                 Quanex Corporation Common Stock--invested and reinvested exclusively in the common stock of Quanex Corporation.

                 Common/Commingled Trust--invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

                 Balanced Fund--invested and reinvested in common and preferred stocks and bonds.

                 Contrafund--invested and reinvested in equities of foreign and preferred stock.

         Additionally, the Plan had investments in a series of guaranteed investment contracts, which matured January 1, 1995. Refer to Note C for further discussion.

         5. Vesting. Participants are immediately vested in their voluntary contributions and the related earnings. Vesting in the employer's matching contributions for employees is 0% for less than one year of service graduating to 100% for five or more years. Upon death, retirement or total permanent disability, the participant or beneficiary becomes immediately 100% vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

         6. Payment of Benefits. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account. See further discussion of benefits payable in Note G.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         1. Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting standards.

         2. Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments.
                 Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price.

         3. Administrative Expenses. The Company pays all administrative expenses.

         4.      Payment of Benefits.  Benefit payments are recorded when paid.

C.       DEPOSITS WITH INSURANCE COMPANY

         On December 1, 1988, the Plan entered into a series of guaranteed investment contracts with Metropolitan Life Insurance Company ("Metropolitan"). The contracts provided a guaranteed rate of return on principal invested which was credited to the Plan for the length of the contracts. The contracts were reduced for Plan withdrawals. The contract was included in the financial statements at the December 31, 1994 contract values as reported to the Plan by Metropolitan. These contracts matured on January 1, 1995. The contracts provided an interest rate of 8.3% per annum.

D.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

E.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from taxation under Sections 501(a) of the Code.
         The Plan received a favorable determination letter from the IRS dated December 22, 1994. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

F        RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Quanex Corporation common stock, as shown below:


                             1995                              1994
                             ----                              ----
                   Shares             Cost            Shares             Cost
                   -------            ----            ------             ----
                   31,540          $656,408           29,219          $632,545


         During the years ended December 31, 1995 and 1994, the Plan sold 15,119 and 20,146 shares of Quanex Corporation common stock for $368,385 (cost $322,891) and $574,779 (cost $470,005), respectively.

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Fidelity mutual fund assets, as shown below:

                             1995                            1994
                             ----                            ----
                   Shares           Cost              Shares           Cost
                   ------           ----              ------           ----
                  5,924,023       $13,115,404       5,226,865      $12,369,613


          During the years ended December 31, 1995 and 1994, the Plan sold 3,911,470 and 3,738,549 shares of Fidelity mutual fund assets for $9,131,908 (cost $8,630,838) and $9,480,794 (cost $9,567,946), respectively.

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Fidelity Common/Commingled Trust, as shown below:


                             1995                              1994
                             ----                              ----
                   Shares            Cost             Shares           Cost
                   -------           ----             ------           ----
                   952,231         $952,231          471,972          $471,972


         During the years ended December 31, 1995 and 1994, the Plan sold 179,211 and -0- shares of Fidelity Common/Commingled Trust for $179,211 (cost $179,211) and -0-, respectively.


G.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         As of December 31, 1995 and 1994, net assets available for benefits included benefits of $221,024 and $152,480, respectively, due to participants who have withdrawn from participation in the Plan. As of December 31, 1994, benefits payable of $152,480 were reported as a liability on the ERISA Form 5500, resulting in a difference between net assets available for benefits presented within this report of $26,668,018 and the net assets recorded on Form 5500 of $26,515,538. During 1995, the Department of Labor clarified its definition of benefits payable, which resulted in no liability for benefits payable on Form 5500 as of December 31, 1995. The following is a reconciliation of benefit payments according to the financial statements to Form 5500 for the year ended December 31, 1995.

             Benefit payments per the financial statements     $2,278,666

             Amounts allocated to withdrawing participants
                   December 31, 1994                             (152,480)
                                                               ----------
             Benefit payments per Form 5500                    $2,126,186
                                                               ==========

H.    SUPPLEMENTAL FUND INFORMATION

      Contributions, benefit payments and investment income by fund are as follows for the years ended December 31:

                                                    1995                1994
                                                ----------         -----------
      Employee Contributions:
              Fidelity Puritan Fund             $  667,357         $   618,173
              Fidelity Magellan Fund             1,139,936             931,840
              Fidelity Contrafund                  126,372              22,885
              Fidelity Growth and Income Fund      230,475             165,518
              Fidelity Overseas Fund               230,121             233,420
              Fidelity Balanced Fund                26,265               9,944
              Fidelity Government Money
                    Market Fund                  1,109,768             933,609
              Fidelity Short-Intermediate
                    Government Fund                      -             176,018
              Quanex Corporation common stock      122,282             122,880
              Common/commingled trust               82,390              17,621
                                                ----------         -----------
                                                $3,734,966         $ 3,231,908
                                                ==========         ===========


                                                     1995                1994
                                                ----------         -----------
      Employer Contributions:
              Fidelity Puritan Fund             $  178,592         $   170,977
              Fidelity Magellan Fund               256,350             246,621
              Fidelity Contrafund                   31,385               6,245
              Fidelity Growth and Income Fund       56,557              39,756
              Fidelity Overseas Fund                61,502              59,756
              Fidelity Balanced Fund                 7,216               2,406
              Fidelity Government Money
                    Market Fund                    313,266             286,916
              Fidelity Short-Intermediate
                    Government Fund                      -              31,863
              Quanex Corporation common stock       37,418              34,713
              Common/commingled trust               18,104               4,498
              Guaranteed Investment Contract             -                (134)
                                                ----------          ----------
                                                $  960,390          $  883,617
                                                ==========          ==========

                                                    1995                1994
                                                ----------          ----------
      Benefit payments:
              Fidelity Puritan Fund             $  382,406          $  106,709
              Fidelity Magellan Fund               441,687             303,081
              Fidelity Contrafund                    4,154                   -
              Fidelity Growth and Income Fund       78,206              12,479
              Fidelity Overseas Fund               143,802              47,678
              Fidelity Balanced Fund                 1,628                   -
              Fidelity Government Money
                    Market Fund                  1,171,681             844,938
              Fidelity Short-Intermediate
                    Government Fund                      -             160,139
              Quanex Corporation common stock       42,219             107,585
              Common/commingled trust               12,883                   -
              Guaranteed Investment Contract             -              55,368
                                                ----------          ----------
                                                $2,278,666          $1,637,977
                                                ==========          ==========
                                                    1995                1994
                                                ----------          ----------
      Investment income:
              Fidelity Puritan Fund             $1,062,499          $   53,117
              Fidelity Magellan Fund             2,263,096            (129,828)
              Fidelity Contrafund                  181,608               1,910
              Fidelity Growth and Income Fund      489,667              15,101
              Fidelity Overseas Fund               126,585              (2,135)
              Fidelity Balanced Fund                14,721              (3,111)
              Fidelity Government Money
                    Market Fund                    585,772             322,411
              Fidelity Short-Intermediate
                    Government Fund                      -             (35,388)
              Quanex Corporation common stock     (145,524)            368,683
              Common/commingled trust               57,122               9,681
              Guaranteed Investment Contract             -              70,792
                                                ----------          ----------
                                                $4,635,546          $  671,233
                                                ==========          ==========

                   Item 27a - Schedule of Assets Held for
                          Investment Purposes EIN:
                             38-1872178; PN 012

                             QUANEX CORPORATION
                            EMPLOYEE SAVINGS PLAN

                    SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                              DECEMBER 31, 1995

                                                   Shares/                           Current
                                                  Par Value           Cost            Value
                                                  -----------      -----------     ------------
Mutual Fund Assets - Fidelity Investments:
- ------------------------------------------
Contrafund*                                            29,633      $ 1,068,308      $ 1,126,654
Government Money Market Fund*                      10,910,320       10,910,320       10,910,320
Puritan Fund*                                         365,210        5,671,392        6,212,219
Growth and Income Fund*                                77,588        1,764,716        2,098,750
Magellan*                                              96,507        6,991,300        8,297,683
Overseas Fund*                                         54,121        1,454,502        1,573,296
Balanced Fund*                                         11,695          151,359          158,122
                                                                  ------------     ------------
     Total Mutual Fund Assets                                       28,011,897       30,377,044

Quanex Corporation Common stock*                       78,438        1,616,434        1,519,737
Common/Commingled Trust*                            1,244,993        1,244,993        1,244,993
                                                                  ------------     ------------

     Total investments                                            $ 30,873,324     $ 33,141,774
                                                                  ============     ============

* Party-in-Interest

    Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 012

                        QUANEX CORPORATION SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                             Series of Transactions

                                            Total Number of                             Total Number
                                            Purchases During        Purchase           of Sales During        Selling
Description                                    Plan Year              Price              Plan Year             Price
- -----------                                -----------------        ---------         ---------------         -------
FMTC Government Reserve                            3                  $896,511
                                                                                             4               $897,014
Puritan Fund                                     118                 1,801,711
                                                                                            80              1,162,854
Magellan Fund                                    149                 2,874,768
                                                                                           100              2,727,783
Growth & Income Fund                              98                   987,008
                                                                                            34                415,235
Contrafund                                        93                 1,051,221
                                                                                            27                301,572
Government Money Market Fund                     162                 5,675,531
                                                                                           147              3,746,218


                                                                     Current
                                                                    Value On          Net
                                           Cost of                 Transaction        Gain
Description                                 Asset                     Date           (Loss)
- -----------                                -------                 -----------       ------
FMTC Government Reserve
                                           $897,014                 $897,014         $   0
Puritan Fund
                                          1,124,553                1,162,854        38,301
Magellan Fund
                                          2,348,589                2,737,783       379,194
Growth & Income Fund
                                            388,671                  415,235        26,564
Contrafund
                                            262,639                  301,572        38,933
Government Money Market Fund
                                          3,746,218                3,746,218             0


                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     Quanex Corporation Employee Savings Plan



Date: June 24, 1996                  /s/ JOSEPH K. PEERY
     -------------------------       ----------------------------------------
                                     Joseph K. Peery, Benefits Committee

                              INDEX TO EXHIBITS


23.1    --      Independent Auditor's Consent